Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com



Coloplast

RECEIVED
2006 AUG 18 P 1:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

13 JUNE 2006

SUPPL

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 12/2006.

Yours sincerely,
Coloplast A/S




06016148

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com

dlw 8/22

CVR-nr. 69 74 99 17

Fax +45 49 11 15 55 Direktion / Group Management
Kommunikationsafdeling / Corporate Communications
Koncern Forretningsudvikling / Corporate Business Development & Acquisitions

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com



Coloplast

Information to the Copenhagen Stock Exchange no. 12/2006
Humlebæk, 12 June 2006

Coloplast's Capital Market Day 2006

Today, Coloplast is hosting a Capital Market Day for investors, analysts and the media.

The objective of the Capital Market Day is to give the participants insight into how Coloplast expects to reach its 2012 long-term targets of sales amounting to DKK 15 billion and an operating profit of at least 17%. The following themes will be covered:

- Global Operations, Coloplast's global manufacturing organisation
- Business process efficiency gains
- Product launch strategies
- Emerging markets
- The ostomy market, including information about the launch of a new standard within ostomy care
- The acquisition of Mentor's urology business, including the integration process, market dynamics and product portfolio
- The US market for medical devices, including Coloplast's strategic initiatives in the US

Today's programme and presentations are available on Coloplast's homepage under the investor relations section (www.coloplast.com/ir).

Lene Skole
Executive Vice President, CFO

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information: Executive Vice President, CFO Lene Skole, phone + 45 4911 1665 or IR manager Jørgen Fischer Ravn, phone + 45 4911 1308